Pricing Supplement Addendum dated December 22, 2014
to Pricing Supplement dated March 22, 2012
and Prospectus dated March 22, 2012



Linked to the S&P Commodity Trends Indicator — Total Return Due June 16, 2023

Issuer:	HSBC USA Inc.
CUSIP Number:	4042EP602
Aggregate Principal Amount of Securities:	$1,000,000
Principal Amount per Security:	$10
Aggregate Public Offering Price of Securities:	$615,000
Public Offering Price per Security:	$6.15
Trade Date:	December 22, 2014
Settlement Date:	December 26, 2014
Proceeds to Issuer:	100% of the Aggregate Public Offering Price
Agent:	HSBC Securities (USA) Inc., an affiliate of the Issuer.
Agent's Discount and Commission:	0%. However, HSBC Securities (USA) Inc. may charge normal commissions for the purchase of the Securities. For a further description of the fees and commissions payable pertaining to the Securities, please see the section entitled "Supplemental Plan of Distribution" in the accompanying pricing supplement. See "Plan of Distribution (Conflicts of Interest)" in the accompanying prospectus for additional information about our relationship with the agent.

You may lose some or all of your principal if you invest in the Securities. See "Risk Factors" beginning on page PS-12 of the accompanying pricing supplement for risks relating to an investment in the Securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Securities or determined that this pricing supplement addendum is truthful or complete. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC USA Inc.

CALCULATION OF REGISTRATION FEE

Title of Class of Securities Offered	Principal Amount To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee [1]
Elements Linked to the S&P Commodity Trends Indicator — Total Return, Due June 16, 2023	$1,000,000	$615,000	$71.46

[1] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

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